KIRKLAND LAKE GOLD TO ADD NEW CORNERSTONE ASSET THROUGH ACQUISITION OF DETOUR GOLD, GROWS FREE CASH FLOW, MINERAL RESERVES AND PRODUCTION

Transaction Creates:

•	+1.5 Moz/year gold producer; combines large-scale, long-life Detour Lake Mine (“Detour Lake”) with high-grade Macassa and Fosterville mines

•	Industry leader in free cash flow generation, financial performance, and balance sheet strength

•	Extensive organic growth potential at all assets supported by a large base of mineral reserves and mineral resources

•	Pipeline of highly-prospective exploration targets around current operations
Toronto, Ontario - November 25, 2019 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold”, the “Company” or “KL”) (TSX:KL) (NYSE:KL) (ASX:KLA) and Detour Gold Corporation (TSX: DGC) (“Detour Gold”) are pleased to announce that they have entered into a definitive agreement (the “Arrangement Agreement”) whereby Kirkland Lake Gold will acquire all of the issued and outstanding securities of Detour Gold pursuant to a plan of arrangement (the “Transaction”).
Under the terms of the Transaction, all of the issued and outstanding common shares of Detour Gold will be exchanged at a ratio of 0.4343 of a Kirkland Lake Gold common share for each Detour Gold common share. Upon completion of the Transaction, existing Kirkland Lake Gold and Detour Gold shareholders will own approximately 73% and 27% of the pro forma company, respectively.
The exchange ratio implies consideration of C$27.50 per Detour Gold common share based on the closing price of the Kirkland Lake Gold common shares on the Toronto Stock Exchange (“TSX”) on November 22, 2019, representing a 24% premium to the closing price of the Detour Gold shares on the TSX on November 22, 2019. Based on the 20-day volume weighted average price of the Kirkland Lake Gold shares and the Detour Gold shares on the TSX for the period ending November 22, 2019, the exchange ratio implies a premium of 29% to Detour Gold shareholders. The implied equity value of the Transaction is equal to approximately C$4.9 billion.
TRANSACTION HIGHLIGHTS

•
Adds a Long-Life, High-Quality Asset in a Low-Risk Jurisdiction: Detour Lake is a uniquely large-scale, long-life Canadian mine, with current production of ~600 koz per year and substantial growth potential.

•
Solidifies Kirkland Lake Gold’s Position as a Senior Gold Producer with Industry-Leading Free Cash Flow: Enhanced scale with pro forma 2019 production targeted at +1.5 Moz and analyst consensus 2019 free cash flow of almost US$700 million.

•
Bolsters Financial Strength and Capital Markets Profile: Combined net cash balance of US$630 million (as at September 30, 2019), with increased public float, liquidity, and access to capital, provides greater capacity to pursue further growth and return capital to shareholders.

•
Increases Kirkland Lake Gold’s Mineral Reserve Base and Complements Existing Operating Profile: Transaction adds 15.4[1] Moz to Kirkland Lake Gold’s mineral reserve base and extends reserve life index[2] by 8 years.

•
Enables Value-Creation through Continued Optimization and Potential Expansion of Detour Lake: Financial strength and technical expertise of the combined company is expected to support the continued optimization and potential expansion of Detour Lake; opportunities exist to significantly increase production at improved unit costs and to expand current mineral reserves and mineral resources.

•
Provides Attractive Exploration Upside: Detour Gold’s land position covers 1,040 km2 along northernmost sections of the prolific Abitibi Greenstone Belt (including 646 km2 on existing Detour Lake property); combination of free cash flow generating operations, significant in-mine growth potential, and considerable regional exploration upside is a common feature among Detour Lake and Macassa in Canada and Fosterville in Australia.

•	Potential to Deliver Synergies: Expected pre-tax synergies of approximately US$75 - US$100 million per year.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “The acquisition of Detour Gold is an excellent fit for Kirkland Lake Gold. We have already taken two mining operations, Macassa and Fosterville, and transformed them into high-quality assets that generate industry-leading earnings and free cash flow. The addition of Detour Lake provides an opportunity to add a third cornerstone asset that is located in our back yard in Northern Ontario. Detour Lake will provide the pro forma company with a 20-plus year mine life which provides unparalleled optionality and excellent growth potential for the benefit of all shareholders. The management team at Detour Gold has done an exceptional job in making improvements and building momentum at the mine. Once the Transaction is completed, we will continue efforts to optimize current operations and commence engineering work to evaluate expansion opportunities at Detour Lake, which we anticipate could lead to significant production growth, improved unit costs and higher levels of mineral reserves and mineral resources.
“Turning to exploration, we are planning extensive drilling at highly prospective exploration targets within the 1,040 km2 Detour Gold land position, where we believe there is considerable potential for new discoveries to support future mineral resource growth. The work we are planning around Detour Lake will be a key component of our corporate exploration program going forward. Other anticipated components of this program include ongoing drilling at Macassa to grow the South Mine Complex and identifying high-grade gold zones along the Amalgamated Break, as well as continued extensive exploration at Fosterville and Northern Territory.”
Mick McMullen, President and Chief Executive Officer of Detour Gold, commented: “This Transaction recognizes the improvements we have made to re-engineer Detour Gold’s operations and business practices, while providing our shareholders with an immediate premium and a unique opportunity to gain exposure to a diversified portfolio of low-cost, high-grade mines in prolific and low-risk mining jurisdictions. Our significant mineral resource base, exploration potential, and long-life production profile are a great addition to the Kirkland Lake Gold portfolio, and we are excited that we can share in the growth opportunities that exist going forward. Importantly, Kirkland Lake Gold’s strong balance sheet and cash generating capabilities will support additional investment in the exploration of Detour Lake to help unlock further growth potential.”

BENEFITS TO DETOUR GOLD SHAREHOLDERS

•
Provides an immediate and significant premium of 29% based on the 20-day volume weighted average price of the Kirkland Lake Gold shares and Detour Gold shares on the TSX for the period ending November 22, 2019, and 24% to the closing price of the Detour Gold shares of C$22.21 per share on the TSX on November 22, 2019.

•
Diversifies portfolio and eliminates single asset risk, while maintaining exposure to Detour Lake and provides opportunity to participate in future upside through Kirkland Lake Gold’s continued optimization, and potential expansion, of Detour Lake, and its plan to extensively explore the 1,040 km2 Detour Gold land position.

•
Provides exposure to Kirkland Lake Gold’s high-quality portfolio of low-cost, high-grade mines, in low-risk jurisdictions with further upside from district-scale exploration potential and organic mineral reserve growth.

•	Significantly enhances financial strength, free cash flow generation, and trading liquidity for Detour Gold shareholders.

•
Allows Detour Gold shareholders to participate in Kirkland Lake Gold’s capital return program, including its attractive quarterly dividend, currently set at US$0.06 per share, and its ongoing normal course issuer bid.

•	Participation in the potential synergies identified by Kirkland Lake Gold.

BENEFITS TO KIRKLAND LAKE GOLD SHAREHOLDERS

•	Addition of a third cornerstone asset with ~600 koz current production and potential for significant growth.

•	Enhances financial strength with combined net cash of US$630 million (as at September 30, 2019), and analyst consensus 2019 free cash flow of almost US$700 million from assets in Australia and Canada.

•	Grows mineral reserves via addition of 15.4[1] Moz to mineral reserves base, while growing mineral reserve life index[2] by 8 years.

•	Opportunity for value creation through continued optimization and expansion of current production, mineral reserves and mineral resources, and mine life at Detour Lake.

•	Provides attractive exploration upside from highly prospective targets on the 1,040 km2 Detour Gold land position within the prolific Abitibi Greenstone Belt.

•	Expected to deliver immediate cash flow per share and net asset value per share accretion.

•	Potential to realize expected pre-tax synergies of approximately US$75 - US$100 million per year.

TRANSACTION SUMMARY
The Transaction will be effected by way of a court-approved plan of arrangement under the Canada Business Corporations Act, requiring the approval of at least 66 2/3% of the votes cast by the shareholders of Detour Gold voting in person or represented by proxy at a special shareholders’ meeting to consider the Transaction. The issuance of shares by Kirkland Lake Gold in connection with the Transaction is subject to the approval of a majority of the votes cast by the shareholders of Kirkland Lake Gold voting in person or represented by proxy at a special shareholders’ meeting.
Officers and directors of Kirkland Lake Gold have entered into voting support agreements pursuant to which they have agreed, among other things, to vote their Kirkland Lake Gold shares in favour of the Transaction. Officers and directors of Detour Gold have entered into voting support agreements pursuant to which they have agreed, among other things, to vote their Detour Gold shares in favour of the Transaction.
In addition to shareholder and court approvals, the Transaction is subject to applicable regulatory approvals including, but not limited to, TSX approval and approval under the Competition Act (Canada) and the satisfaction of certain other closing conditions customary in transactions of this nature. The Arrangement Agreement contains customary provisions including reciprocal non-solicitation, “fiduciary out” and “right to match” provisions, as well as a US$148 million termination fee payable to Kirkland Lake Gold under certain circumstances and a US$202 million termination fee payable to Detour Gold under certain circumstances.
Upon completion of the Transaction, management of the combined company will feature proven and experienced mining and business leaders at both the Board of Directors and executive team levels, along with diverse, high-performing teams at the combined company's regional and operating sites. Full details of the Transaction will be included in the respective management information circulars of Kirkland Lake Gold and Detour Gold, expected to be mailed to shareholders in December 2019. Both shareholder meetings and closing of the Transaction are expected by the end of January 2020.
BOARDS OF DIRECTORS’ RECOMMENDATIONS
The Arrangement Agreement has been unanimously approved by the Board of Directors of each of Kirkland Lake Gold and Detour Gold, including, in the case of Detour Gold, following the unanimous recommendation of a special committee of independent directors of Detour Gold. Both Boards of Directors unanimously recommend that their respective shareholders vote in favour of the Transaction.
RBC Capital Markets has provided a fairness opinion to the Board of Directors of Kirkland Lake Gold stating that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the consideration to be paid under the Transaction is fair, from a financial point of view, to Kirkland Lake Gold.

Each of BMO Capital Markets and Citi provided the Detour Gold special committee and Board of Directors with an opinion, dated November 24, 2019, to the effect that, as of the date of such opinion, the consideration provided for in the Transaction was fair, from a financial point of view to holders of Detour Gold common shares (other than, as applicable, Kirkland Lake Gold and its affiliates), in each case, based upon and subject to the respective assumptions, limitations, qualifications and other matters set forth in such opinions.
None of the securities to be issued pursuant to the Transaction have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issuable in the Transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.
ADVISORS AND COUNSEL
RBC Capital Markets is acting as financial advisor to Kirkland Lake Gold and Cassels Brock & Blackwell LLP and Dorsey Whitney LLP are acting as Kirkland Lake Gold’s legal advisors.
BMO Capital Markets is acting as financial advisor to Detour Gold in connection with the Transaction. Citi has acted as financial advisor to the Detour Gold special committee in connection with the Transaction. Stikeman Elliott LLP, Jones Day and Squire Patton Boggs are acting as Detour Gold’s legal advisors.
CONFERENCE CALL
Kirkland Lake Gold and Detour Gold will host a joint conference call today, Monday, November 25, 2019, at 8:30 am ET, for members of the investment community to discuss the Transaction. Call-in information is provided below. The call will also be webcast and accessible on the Kirkland Lake Gold and Detour Gold websites at www.klgold.com and www.detourgold.com, respectively.

DATE:	Monday, November 25, 2019
CONFERENCE ID:	9195953
TIME:	8:30 AM ET
TOLL-FREE NUMBER:	(833) 241-7254
INTERNATIONAL CALLERS:	(647) 689-4218
Webcast url	https://event.on24.com/wcc/r/2146218/D076E13FBEDE653179540D11E1D94A87

A copy of the investor presentation is also available, and an audio recording of the conference call will be made available shortly after the call, on the Kirkland Lake Gold and Detour Gold websites.
About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 723,701 ounces in 2018 and is on track to achieve significant production growth over the next three years, including target production of 950,000 - 1,000,000 ounces in 2019, 930,000 - 1,010,000 ounces in 2020 and 995,000 - 1,055,000 ounces in 2021. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold‘s solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise. The Company’s shares trade on the Toronto, New York and Australian Stock Exchanges under the trading symbol KL.

About Detour Gold Corporation
Detour Gold is a mid-tier gold producer in Canada that holds a 100% interest in Detour Lake, a long-life, large-scale open pit operation. Detour Gold’s shares trade on the Toronto Stock Exchange under the trading symbol DGC.
FOR FURTHER INFORMATION PLEASE CONTACT
Kirkland Lake Gold Ltd.
Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com
Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com
Detour Gold Corporation
Mick McMullen, President and Chief Executive Officer & Director
Phone: +1 416-304-0800
E-mail: mick.mcmullen@detourgold.com
Jaco Crouse, Chief Financial Officer
Phone: +1 416-309-7365
E-mail: jcrouse@detourgold.com

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this news release.
Cautionary Note Regarding Forward-Looking Information
This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold and Detour Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and include information regarding: (i) expectations regarding whether the proposed Transaction will be consummated, including whether conditions to the consummation of the Transaction will be satisfied, or the timing for completing the Transaction, (ii) expectations regarding the potential benefits and synergies of the Transaction and the ability of the combined company to successfully achieve business objectives, including integrating the companies or the effects of unexpected costs, liabilities or delays, (iii) expectations regarding additional to mineral reserves and future production, (iv) expectations regarding financial strength, free cash flow generation, trading liquidity, and capital markets profile, (v) expectations regarding future exploration and development, growth potential for Kirkland Lake Gold’s and Detour Gold’s operations, (vi) expectations regarding changes to the Board of Directors of Kirkland Lake Gold, (vii) the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act to the securities issuable in the Transaction, and (viii) expectations for other economic, business, and/or competitive factors.
Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold’s and Detour Gold’s respective management’s expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold and Detour Gold each believe that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability to consummate the Transaction; the ability to obtain requisite court, regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the Transaction on the proposed terms and schedule; the ability of Kirkland Lake Gold and Detour Gold to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact on exploration activities; the potential impact of the announcement or consummation of the Transaction on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the Transaction; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; compliance with extensive government regulation; and the diversion of management time on the Transaction. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and Detour Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold and Detour Gold with the Canadian securities regulators, including Kirkland Lake Gold’s and Detour Gold’s respective annual information form, financial statements and related MD&A for the financial year ended December 31, 2018 and their respective interim financial reports and related MD&A for the period ended September 30, 2019 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.
This press release also contains Future Oriented Financial Information and financial outlooks (collectively, “FOFI”) within the meaning of applicable Canadian securities laws. The FOFI has been prepared by management of Kirkland Lake Gold and Detour Gold as at November 25, 2019, to demonstrate the potential benefits of the Transaction to shareholders. The FOFI has been prepared based on a number of assumptions that management of Kirkland Lake Gold and Detour Gold believe are reasonable. However, because this information is highly subjective and subject to numerous risks, including the risks discussed above, it should not be relied on as necessarily indicative of future results.
Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold and Detour Gold have attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold and Detour Gold do not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.
NON-IFRS MEASURES
Kirkland Lake Gold and Detour Gold have included certain non-IFRS measures in this document, as discussed below. Kirkland Lake Gold and Detour Gold believe that these measures, in addition to conventional measures prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of Kirkland Lake Gold and Detour Gold and the proposed transaction. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. Kirkland Lake Gold and Detour Gold calculate free cash flow by deducting cash capital spending (capital expenditures for the period, net of expenditures paid through finance leases) from net cash provided by operating activities. Kirkland Lake Gold and Detour Gold disclose free cash flow as they believe the measure provides valuable assistance to investors and analysts in evaluating the Company’s and Detour Gold’s ability to generate cash flow after capital investments and build the cash resources of the Company and Detour Gold. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities.
Kirkland Lake Gold Qualified Person
The scientific and technical content of this news release with respect to Kirkland Lake Gold and its assets was reviewed, approved and verified by Natasha Vaz, Vice President, Technical Services, a Qualified Person as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).
Detour Gold Qualified Person
The scientific and technical content of this news release with respect to Detour Gold and its assets was reviewed, verified and approved by David Londono, Mine General Manager, a Qualified Person as defined by NI 43-101.
Endnotes:

1.
Additional 15.4 Moz mineral reserves includes proven mineral reserves of 3.4 million ounces (85.2 million tonnes at an average grade of 1.24 grams per tonne) and probable mineral reserves of 12.1 million ounces (413.2 million tonnes at an average grade of 0.91 grams per tonne) as of December 31, 2018, as set out below (See Detour Gold’s news release dated March 7, 2019).

Notes:

(i)
Detour Gold’s mineral reserve statement is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards - For Mineral Resources and Mineral Reserves" adopted by the CIM Council (as amended, the “CIM Definition Standards”) in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects" (“NI 43-101”). Mineral reserve estimates reflect the Company's reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(ii)	Mineral reserves were estimated using a gold price of US$1,000/oz and mineral resources were estimated using a gold price of US$1,200/oz at a $US/$CDN exchange rate of 1.10.
(iii) Mineral reserves were based on a cut-off grade of 0.50 g/t Au.
(iv) LG Fines (sourced from material grading 0.40-0.50 g/t Au) classified as Measured and Indicated were reported as Probable mineral reserves and included in the mine plan. LG Fines, reported above, also included 1.7 Mt averaging 0.45 g/t Au.
(v) High grade gold assays were capped at values ranging from 20 to 120 g/t Au depending on the domain.
(vi) Interpolation completed using 2 metre composites. The block grade estimate used 1-pass nearest neighbor (NN) and 4-pass Inverse Distance Cubed (ID3) interpolation method. Block model uses block sizes of 5 x 3 x 5 metres.
(vii) Totals may not add due to rounding.

2.	Reserve life index is calculated as contained gold mineral reserves divided by the midpoint of 2019E production guidance (see Kirkland Lake Gold News Release dated November 6, 2019).